1880 S. Dairy Ashford, Suite 300 | Houston, TX 77077 281.674.0100 tel | 281.674.0101 fax | rig.net

March 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Re:	RigNet, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 8, 2012

File No. 001-35003

Ladies and Gentlemen:

By letter dated February 27, 2013, RigNet, Inc. (“RigNet”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the above referenced Forms 10-K (the “Comment Letter”).

RigNet’s responses to the comments are below. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by RigNet’s responses to those comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Non-GAAP Financial Measures, page 28

1.	We note your response to comment one. Since you do not present Gross Profit in your Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), please expand your disclosure to define Gross Profit under GAAP and provide context on how its calculation differs from Gross Profit (excluding depreciation and amortization).

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will expand the discussion of our definition of Gross Profit (excluding depreciation and amortization) within Item 6. Selected Financial Data and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations to read as follows:

GAAP defines gross profit as revenue less cost of revenue, and includes in costs of revenue depreciation and amortization expenses related to revenue-generating long-lived and intangible assets. We define Gross Profit (excluding depreciation and amortization) as revenue less cost of revenue (excluding depreciation and amortization). This measure differs from the GAAP definition of gross profit as we do not include the impact of depreciation and amortization expenses related to revenue-generating long-lived and intangible assets which represent non-cash expenses. We use this measure to evaluate operating margins and the effectiveness of cost management.

Securities and Exchange Commission

March 1, 2013

We believe that this expanded discussion of our definition of Gross Profit (excluding depreciation and amortization) compared to the GAAP definition of gross profit, along with the addition of the tabular reconciliation of GAAP gross profit to our Gross Profit (excluding depreciation and amortization) proposed in our last response letter, dated February 19, 2013, provide the reader with an adequate understanding of our use of the non-GAAP measure Gross Profit (excluding depreciation and amortization.)

Note 14 – Segment Information, page F-25

2.	We note your response to comment three. Since it appears that you have a process in place to track the location of your rigs, please disclose your domestic and international long-lived assets. Refer to ASC 280-10-50-41.

Response: In future filings, beginning with our December 31, 2012 Annual Report on Form 10-K, the Company will include a tabular disclosure of our domestic and international long-lived assets, for each balance sheet period presented, within the notes to our consolidated financial statements. Had this disclosure been included in our Form 10-K for the fiscal year ended December 31, 2011 the table would have been presented as follows (only 2011 shown below as an example):

The following table presents property and equipment, net, for both our domestic and international operations as of December 31, 2011.

December 31, 2011
(in thousands)
Domestic	$10,824
International	21,831

Total	$32,655

*  *  *  *  *

Securities and Exchange Commission

March 1, 2013

As requested in the Comment Letter, RigNet hereby acknowledges that:

•	RigNet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RigNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or desires additional information or clarification, he or she should contact the undersigned at 281-674-0100.

Very truly yours,

RIGNET, INC.

Martin Jimmerson

Chief Financial Officer

cc:	Kathryn Jacobson (Securities and Exchange Commission)

Dean Suehiro (Securities and Exchange Commission)

Jonathan Groff (Securities and Exchange Commission)